SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For September 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

**45 Empire Road
Parktown
Johannesburg, South Africa, 2193**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

Attached to the Registrant Form 6-K filing for the month of September 2004, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release, dated September 15, 2004, entitled "Dealing In Securities By Director"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)

Date: September 16, 2004

By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

DEALING IN SECURITIES BY DIRECTOR

Further to the announcement released on SENS on
2 July 2002 and in compliance with Rules 3.63 to
3.74 of the Listings Requirements of the JSE
Securities Exchange South Africa ("the JSE"), the
following information is disclosed:

Surname: Ncholo
First Name: Paseka
Designation: Director

Tranche 1:
Date of transaction: 25 June 2004
Option style: European
Option type: Put
Number of options: 1 598 296
Strike price: R52.50
Interest: Indirect, beneficial
Nature: Exercise of put options
                         by Khumo Bathong Holdings
                         (Proprietary) Limited
                         ("KBH")

Tranche 2:
Date of transaction: 26 July 2004
Option style: European
Option type: Put
Number of options: 1 598 296
Strike price: R52.50
Interest: Indirect, beneficial
Nature: Exercise of put options
                         by KBH

Tranche 3:
Date of transaction: 25 August 2004
Option style: European
Option type: Put
Number of options: 1 598 296
Strike price: R52.50
Interest: Indirect, beneficial
Nature: Exercise of put options
                         by KBH

Dr Ncholo is a beneficiary of the Ncholo Trust. KBH,
a company in which the Ncholo Trust is the sole
shareholder, delivered DRD shares to Investec
Limited in discharge of its obligations under an
agreement entered into on 2 July 2002.

Johannesburg
15 September 2004

Sponsor
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